Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Howard A. Kenny

212-309-6843

hkenny@morganlewis.com

November 8, 2010

VIA EDGAR

Justin Dobbie

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	CKE Restaurants, Inc.

Registration Statement on Form S-4

Filed October 15, 2010

File No. 333-169977

Dear Mr. Dobbie:

On behalf of our client, CKE Restaurants, Inc. (the “Company”), we are responding to the comments set forth in the comment letter from the (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 4, 2010 (the “Comment Letter”), in respect of the Company’s Registration Statement on Form S-4 (File No. 333-169977) filed with the Commission on October 15, 2010 (the “Registration Statement”). The Company is filing concurrently with this letter an exhibits-only pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The numbered paragraphs below in bold restate the numbered paragraphs in the Staff’s Comment Letter, and the discussion set out below such paragraph is the Company’s response to the Staff’s comment.

Justin Dobbie

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

November 8, 2010

Supplemental Letter

1.	We note that you are registering the 11.375% Senior Secured Second Lien Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 3, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently with the filing of Amendment No. 1 and this response letter, the Company is providing the Staff with a supplemental letter containing the information requested in the Staff’s comment.

Exhibit 5.2

2.	We note that on page 2 counsel assumes the due authorization by all parties of each of the Reviewed Documents and all related documents. Counsel may not assume conclusions of law that are a necessary requirement for the opinion given. Please have counsel revise to opine on the due authorization by the North Carolina guarantors.

Response: The opinion filed as Exhibit 5.2 to Amendment No. 1 has been revised in response to the Staff’s comment. Please note that, in addition, the opinion filed as Exhibit 5.1, which refers to the opinion filed as Exhibit 5.2, and the opinion filed as Exhibit 5.3, which refers to the opinion filed as Exhibit 5.1, have been revised and filed with Amendment No. 1 to update the dates of the opinions referred to in the respective opinions.

***

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Justin Dobbie

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

November 8, 2010

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 309-6843 or my colleague, Patrick Egan, at (212) 309-7117.

Very truly yours,

/s/ Howard A. Kenny
Howard A. Kenny

cc: CKE Restaurants, Inc.